Exhibit 99.1

FOR RELEASE

Unitil Reports 2025 Year-End Earnings

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Hampton, N.H., february 9, 2026 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced GAAP Net Income of $50.2 million, or $2.97 in Earnings Per Share (EPS), for the year ended December 31, 2025, an increase of $3.1 million in Net Income, or $0.04 in EPS, compared to 2024. The Company’s Adjusted Net Income (a non-GAAP financial measure1) was $53.3 million, or $3.16 in EPS for the year ended December 31, 2025, an increase of $5.5 million, or $0.19 in EPS, compared to 2024. Adjusted Net Income (a non-GAAP financial measure1) excludes costs associated with the Company’s completed acquisitions of Bangor Natural Gas Company (Bangor) and Maine Natural Gas Corporation (Maine Natural) and the pending acquisitions of Aquarion Water Company of Massachusetts, Inc., Aquarion Water Company of New Hampshire, Inc., and Abenaki Water Co., Inc. (the Aquarion Companies). The Company’s earnings in 2025 reflect higher rates and continued customer growth.

“I am very pleased to report that 2025 was another year of strong financial performance and strategic execution for our Company. As we completed the acquisitions of Bangor Natural Gas Company and Maine Natural Gas Corporation, we also delivered the solid financial results and exceptional service our investors and customers have come to expect. Looking forward, we are reaffirming our long-term EPS growth of 5% to 7% off our 2025 EPS midpoint of $3.09, driven by investments in system growth, modernization, and reliability”, said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “As our investments grow, customer value and affordability remain core principles,” Meissner added. “Through our focus on operating excellence and cost management we strive to keep costs as low as possible and deliver the value our customers expect.”

Electric GAAP Gross Margin was $82.7 million in 2025, an increase of $4.7 million compared to 2024. The increase was driven by higher rates and customer growth of $7.3 million, partially offset by higher depreciation and amortization expense of $2.6 million.

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. A discussion of the changes in the most comparable GAAP financial measures for the periods presented is included in the main body of this press release.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $114.6 million in 2025, an increase of $7.3 million compared with 2024. The increase was driven by higher rates and customer growth.

Gas GAAP Gross Margin was $142.3 million in 2025, an increase of $22.2 million compared to 2024. The increase was driven primarily by higher rates and customer growth of $32.2 million, partially offset by higher depreciation and amortization of $10.0 million. The increases attributable to Bangor and Maine Natural for gas operating revenue, cost of gas sales and depreciation and amortization for 2025 were $36.2 million, $19.6 million and $3.3 million, respectively.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $199.1 million in 2025, an increase of $32.2 million compared to 2024. The increase was driven primarily by higher rates, and customer growth. Gas Adjusted Gross Margin included $16.6 million related to Bangor and Maine Natural in 2025.

Operation and Maintenance (O&M) expenses increased $14.9 million in 2025 compared to 2024, reflecting higher utility operating costs of $6.1 million, higher labor and other costs of $5.5 million and higher acquisition costs of $3.3 million. O&M expenses included $4.2 million of utility operating costs for Bangor and Maine Natural in 2025.

Depreciation and Amortization expense increased $12.6 million in 2025 compared to 2024, reflecting higher depreciation rates from recent base rate cases, additional depreciation associated with higher levels of utility plant in service and higher amortization of other deferred costs. Depreciation and Amortization expense included $3.3 million related to Bangor and Maine Natural in 2025.

Taxes Other Than Income Taxes increased $1.4 million in 2025 compared to 2024, reflecting higher local property taxes on higher utility plant in service associated with the Company’s completed acquisitions of Bangor and Maine Natural.

Interest Expense, Net increased $7.4 million in 2025 compared to 2024 primarily reflecting higher interest on higher levels of debt from the acquisitions of Bangor and Maine Natural and lower interest income on regulatory assets and allowance for funds used during construction.

Other Expense (Income), Net decreased $1.2 million in 2025 compared to 2024, reflecting lower retirement benefit costs.

Federal and State Income Taxes increased $1.3 million in 2025 compared to 2024, reflecting higher pre-tax earnings in 2025.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

In 2025, Unitil’s annual common dividend was $1.80 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock. At its January 2026 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.475 per share, an increase of $0.025 per share on a quarterly basis, resulting in an increase in the effective annualized dividend rate to $1.90 per share from $1.80 per share.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2025 results on Tuesday, February 10, 2026, at 2:00 p.m. Eastern Time. This call is being webcast and an archive of the webcast will be available for one year at investors.unitil.com. Financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 110,100 electric customers and, including the Company’s recent acquisitions of Bangor and Maine Natural, 105,000 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: hazards and operating risks relating to the Company’s electric and natural gas distribution activities; fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; catastrophic events; cyber-attacks, acts of terrorism, acts of war, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other factors could disrupt the Company’s operations; outsourcing of services to third parties could expose the Company to substandard quality of service delivery or substandard deliverables; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); general economic conditions; the Company’s ability to obtain debt or equity

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

financing on acceptable terms; increases in interest rates; the Company's payment of dividends in the future; declines in capital market valuations; the Company's ability to consummate acquisitions or other strategic transactions; impairment of the Company's assets; restrictive covenants contained in the terms of the Company’s and its subsidiaries’ indebtedness; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; variations in weather; long-term global climate change; macroeconomic events, including the imposition of tariffs; employee workforce factors, including the ability to attract and retain key personnel; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other presently unknown or unforeseen factors. Other risks are detailed in Unitil's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Christopher Goulding – Investor Relations	Amanda Vicinanzo – External Affairs
Phone: 603-773-6466	Phone: 603-691-7784
Email: gouldingc@unitil.com	Email: vicinanzoa@unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company's earnings discussion includes Adjusted Net Income, a non-GAAP financial measure referencing the Company’s 2025 GAAP Net Income adjusted for certain transaction costs related to the Company's acquisitions of Bangor Natural Gas Company (purchase completed as of January 31, 2025), Maine Natural Gas Corporation (purchase completed as of October 31, 2025), Aquarion Water Company of Massachusetts, Inc., Aquarion Water Company of New Hampshire, Inc., and Abenaki Water Co., Inc. (the Aquarion Companies) (awaiting approval from the Connecticut Public Utilities Regulatory Authority). The Company's management believes that the transaction costs related to the acquisitions of Bangor, Maine Natural and the Aquarion Companies, which are included in Operation and Maintenance expense on the Consolidated Statements of Earnings, are not indicative of the Company's ongoing costs and not directly related to the ongoing operations of the business and therefore are not an indicator of baseline operating performance.

In the following tables the Company has reconciled Adjusted Net Income to GAAP Net Income, which we believe to be the most comparable GAAP financial measure.

(Millions, except per share data)
	Twelve Months Ended December 31, 2025
	Amount	Per Share
GAAP Net Income	$50.2	$2.97
Transaction Costs	3.1	0.19
Adjusted Net Income	$53.3	$3.16

	Twelve Months Ended December 31, 2024
	Amount	Per Share
GAAP Net Income	$47.1	$2.93
Transaction Costs	0.7	0.04
Adjusted Net Income	$47.8	$2.97

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important financial measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful financial measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Twelve Months Ended December 31, 2025 ($ millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$236.4	$299.6	$—	$536.0
Less: Cost of Sales	(121.8)	(100.5)	—	(222.3)
Less: Depreciation and Amortization	(31.9)	(56.8)	—	(88.7)
GAAP Gross Margin	82.7	142.3	—	225.0
Depreciation and Amortization	31.9	56.8	—	88.7
Adjusted Gross Margin	$114.6	$199.1	$—	$313.7

Twelve Months Ended December 31, 2024 ($ millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$248.3	$246.5	$—	$494.8
Less: Cost of Sales	(141.0)	(79.6)	—	(220.6)
Less: Depreciation and Amortization	(29.3)	(46.8)	—	(76.1)
GAAP Gross Margin	78.0	120.1	—	198.1
Depreciation and Amortization	29.3	46.8	—	76.1
Adjusted Gross Margin	$107.3	$166.9	$—	$274.2

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2025 and 2024 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	For the Twelve Months Ended December 31,
	2025	2024	Change
Electric kWh Sales:
Residential	686.7	659.7	4.1%
Commercial/Industrial	887.7	924.6	-4.0%
Total Electric kWh Sales	1,574.4	1,584.3	-0.6%
Gas Therm Sales:
Residential	56.7	42.3	34.0%
Commercial/Industrial	221.8	177.7	24.8%
Total Gas Therm Sales	278.5	220.0	26.6%

Electric Revenues	$236.4	$248.3	$(11.9)
Cost of Electric Sales	121.8	141.0	(19.2)
Electric Adjusted Gross Margin
(a non-GAAP financial measure1):	114.6	107.3	7.3
Gas Revenues	299.6	246.5	53.1
Cost of Gas Sales	100.5	79.6	20.9
Gas Adjusted Gross Margin
(a non-GAAP financial measure1):	199.1	166.9	32.2
Total Adjusted Gross Margin:
(a non-GAAP financial measure1):	313.7	274.2	39.5
Operation & Maintenance Expenses	92.5	77.6	14.9
Depreciation & Amortization	88.7	76.1	12.6
Taxes Other Than Income Taxes	31.3	29.9	1.4
Other Expense (Income), Net	(1.0)	0.2	(1.2)
Interest Expense, Net	36.7	29.3	7.4
Income Before Income Taxes	65.5	61.1	4.4
Provision for Income Taxes	15.3	14.0	1.3
Net Income	$50.2	$47.1	$3.1
Earnings Per Share	$2.97	$2.93	$0.04

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com